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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software and ESI Join Forces To Strengthen iBOLT’s Business Process Management Functionality

Partnership To Simplify Handling of Complex Business Scenarios For Real Time Enterprise and Increased Agility with Advanced Business Rules Engine

Irvine, California (November 3, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that it has joined forces with Expert Solutions International (ESI), a leading supplier of business rules engine (BRE) technology, to strengthen the business process management (BPM) functionality of its iBOLT Integration Suite.

In this partnership, Magic Software will promote ESI’s Logist knowledge based decision making business rules platform as part of its iBOLT (www.magicsoftware.com/ibolt) Integration Suite. In line with market trends, the combined offering will simplify the handling and challenges inherent in complex business scenarios and enable organizations to more easily implement a real time enterprise while increasing business agility.

In fact, both Magic Software and ESI have been highlighted in recent reports by leading industry analyst groups such as Gartner Inc., as significant players in the areas of Business Rules technology and Business Process Management functionality.

"In order to achieve an agile real-time business environment, organizations require flexible business process management (BPM) combined with a business rules engine (BRE)” said Jim Sinur, vice president and research area director with research firm Gartner Inc. “BRE technology will allow instant changes, where desired, when highlighted by business activity monitoring (BAM) completed within the bounds of production promotion policies and management audit needs.”

“The synergy of the Magic Software and ESI partnership will add momentum to the growing awareness of iBOLT as a leading technology for business integration and process management,” said David Leichner, vice president worldwide marketing for Magic Software. “The Logist BRE is highly complementary to our own eDeveloper (www.magicsoftware.com/edeveloper) business rules technology and reinforces our objective to bring the best technology solutions possible to our customers.”

Logist (www.esi-knowledge.com/BR_logis.asp), a leading BRE, is a decision-making platform that enables organizations such as Telcos, Banks, Enterprises, Governments and Defense Forces to capture human thought process and knowledge, and transform them to human language computerized business rules. The business rules are then implemented to improve decision-making process and performance within a secure environment.

“Magic Software and ESI will help to solve the most urgent business challenges faced by organizations today,” said “Ilan Maor, vice president of marketing for ESI. ”We look forward to providing customers with best-of-breed technology integrating our leading business rules engine with iBOLT, a first-rate technology for business integration and process management.”

The iBOLT Integration Suite delivers a framework for business integration, process development and management that provides customers with a platform for rapidly integrating, developing, customizing and deploying complex and interactive solutions.

About ESI

ESI - Expert Solutions International is a provider of knowledge-based solutions and workforce management products. ESI’s products increase knowledge assets utilization, improve decision-making processes, and optimize service levels. For more information, please visit ESI`s website at www.esi-knowledge.com.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 3 November, 2003